July 9, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	VMware, Inc.

Amendment No. 1 to the Registration Statement on Form S-1

Filed June 11, 2007

File No. 333-142368

Dear Ms. Jacobs:

On behalf of our client, VMware, Inc. (the “Company”), we are hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 29, 2007 (the “Comment Letter”), in connection with the above-captioned registration statement. Page references contained in the Company’s responses are to Amendment No. 2 to the registration statement (the “Registration Statement”), which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics and has been numbered to correspond with the comments in the Comment Letter. For the convenience of the Staff, we have also sent to you paper copies of this letter and marked copies of the Registration Statement, together with one binder (the “Supplemental Binder”) that includes supplemental information and documents referenced in this letter. Relevant portions of the materials in the Supplemental Binder have been highlighted for your convenience.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

General

1.	Please refer to prior comment 2 from our letter dated May 25, 2007. We understand that you have restructured the exchange offer so that you are no longer relying upon Rule 701/Form S-8 for the VMware-EMC exchange offer, but rather, after discussion with CF staff, you will be filing an S-4/TO for an early commencement exchange offer parallel with amendment no. 2 to Form S-1. Please provide us with a detailed description of your revised plan. Please revise the summary and other portions of the S-1 as appropriate to provide materially complete discussion of the concurrent exchange offer to potential investors in your initial public offering, such as, but not limited to, the reasons for the exchange offer, why the exchange offer is being conducted at this time, the maximum number of VMware employees eligible to participate, the maximum number of options and restricted stock that might be issued, the financial statement impact of the exchange offer upon VMware, the dilutive impact of the exercise of options and the grant of restricted stock pursuant to the exchange offer, etc.

Company Response:

The Company had initially proposed that the unvested VMware options and restricted VMware stock to be offered in exchange for unvested EMC options and restricted EMC stock, as applicable, tendered in the exchange offer be offered pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated thereunder, and that promptly after such time as the Registration Statement were to become effective and prior to the time the unvested VMware options are granted and restricted VMware stock were issued pursuant to the exchange offer, the Company would file a registration statement on Form S-8 relating to the VMware options and VMware restricted stock to be issued in the exchange offer. After discussions with the Staff, the Company is now restructuring the exchange offer so that it will file a registration statement on Form S-4 covering the VMware options and restricted VMware stock to be offered in the exchange. At the time of the filing of the S-4 registration statement, EMC will file a Schedule TO which will have, as an exhibit, the prospectus – offer to exchange from the S-4 registration statement. The Company will rely on Rule 162 of the Securities Act of 1933 to commence the exchange offer prior to the effectiveness of the S-4 registration statement.

The S-4 registration statement will include all of the information that is in the Registration Statement that would be necessary for an eligible employee to make an investment decision as to whether to participate in the exchange offer. The Company expects to commence the exchange offer on such date as to cause the exchange offer to expire concurrently with the Registration Statement being declared effective by the Commission. The Company’s current intention is to extend the exchange offer if the Registration Statement will not be declared effective prior to the scheduled expiration of the exchange offer. The Company has revised its disclosure on pages 5, 6, 43, 44, 89 and 90 of the Registration Statement to provide further qualitative and quantitative disclosure regarding the exchange offer to potential investors in the IPO.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

Cover

2.	We note that Citigroup Global Markets Inc., J.P. Morgan Securities and Lehman Brothers Inc. are acting as the representatives for the underwriters in this offering. We also note that you identified six additional underwriters in this amendment. Please ensure that only the lead or managing underwriter(s) are identified on the prospectus cover page. See Item 501(b)(8) of Regulation S-K.

Company Response:

The Company respectfully submits that it has designated each underwriter listed on the outside front cover page of the prospectus as a bookrunner or co-manager for the offering. Accordingly, the Company believes that Item 501(b)(8) of Regulation S-K requires that each such underwriter be listed on the outside front cover page of the prospectus. The Company also believes that listing bookrunners and co-managers underwriters on the outside front cover page of the prospectus represents market practice.

Summary, page 1

3.	Please revise your disclosure in this section “Our Business” to specifically highlight the risks identified on page 23, relating to your historical financial information included in the prospectus being based on the estimates of management.

Company Response:

The Company has revised its disclosure in the first full paragraph of page 2 of the Registration Statement to specifically highlight the risks relating to the Company’s historical financial information being based on the estimates of management.

Risk Factors, page 12

“We rely on distributors, resellers, x86 system vendors…” page 14

4.

Please refer to prior comments 11 and 24 from our letter dated May 25, 2007. We note from your response your belief the termination of your agreement with Ingram Micro would result only in short-term negative impact on your results of operations. We also note from your response that you believe that your contractual arrangement with Ingram Micro does not fall within one of the examples of substantial dependence provided in Item 601(b)(10)(ii)(B) of Regulation S-K. However, we are unable to concur with your conclusion. Although you expect the percentage of revenues earned from this distributor to decrease in future periods, the prospectus must include all material information as of its date. As previously noted, Ingram Micro has accounted for approximately 29%, 30% and 27% in each of the last three fiscal years. Although your disclosure does not currently address whether you had any greater than 10% customers in the interim period of fiscal 2007 (but should be revised to do so), it appears that you have historically

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

depended upon your agreement with this distributor to sell a substantial part of your products and services. Moreover, the meaning and implication of your disclosure that the loss of this distributor would result in only a “short term negative impact” on your results of operations remains unclear. Please file this agreement with your next amendment. To the extent your agreement with Ingram Micro contains pricing terms whose public disclosure could result in competitive harm, you may use Rule 406 to request confidential treatment of such information.

Company Response:

The Company acknowledges the Staff’s request and has filed this contract as Exhibit 10.16 to the Registration Statement. The Company has requested confidential treatment for sensitive pricing information in this contract pursuant to Rule 406. In response to the Staff’s comment, the Company also has revised its disclosure in the second full paragraph of page 15 to clarify the meaning and implication of the statement that the loss of Ingram Micro as a distributor would result in only a “short-term negative impact” on the Company’s results of operations.

Additionally, the Company supplementally notes that it has revised its disclosure in the fifth full paragraph on page 73 and the second full paragraph of page 74 of the Registration Statement to indicate that its agreements with another channel partner accounted for approximately 11% of its revenues in the first three months of 2007. The Company respectfully submits that it does not believe that its agreements with this channel partner are required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of regulation S-K . Historically, this channel partner has not accounted for more than 10% of the Company’s revenues in any year presented. Based on this channel partner ‘s historical sales and management’s estimated financial projections for this channel partner and the Company as a whole, the Company expects this channel partner to account for less than 10% of annual revenue for 2007.

5.	Additionally, we note your disclosure that the substantive elements of your contract with Ingram Micro are similar to your other distribution agreements and arrangements. To the extent that there are material differences between your arrangement with this distributor and your arrangements with other distributors, your disclosure should be revised to disclose such material differences, in an appropriate section of the prospectus.

Company Response:

The Company has revised its disclosure in the second full paragraph on page 15 and the fourth full paragraph of page 73 of the Registration Statement to state that the Company’s arrangements with Ingram Micro are substantially similar to the Company’s arrangements with its other distributors, except for certain differences in shipment and payment terms, indemnification obligations and product return rights. The Company does not believe these differences are material.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

Use of Proceeds, page 32

6.	Please refer to prior comment 14 from our letter dated May 25, 2007. We note your revised disclosure in this section in response to our prior comment. However, your disclosure that the purpose for the $800 million dividend payment to EMC is to provide a return on its investment should be expanded to provide investors sufficient disclosure to evaluate that use of proceeds. In this regard, we note that EMC purchased VMware in a cash transaction valued at $625 million on January 8, 2004. We also note that EMC will continue to hold an approximately 90% interest in VMware upon completion of this offering. The factors considered in declaring this dividend and the manner in which it was calculated should be disclosed to enable investors to evaluate the use of proceeds from this offering. We were also unable to locate any revisions in MD&A and Business, in response to the second half of our prior comment, disclosing these anticipated costs or the referenced acquisition. Please revise or advise.

Company Response:

The Company has revised its disclosure in the third paragraph of page 33 of the Registration Statement to provide further disclosure regarding the dividend to EMC and regarding the use of the proceeds from the IPO to repay a portion of the intercompany indebtedness owed to EMC. Additionally, the Company has revised the third paragraph on page 51 of the Registration Statement to provide additional disclosure regarding the costs associated with the Company’s new headquarters facilities and the Company’s agreement to acquire a privately-held software development company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

7.	Please refer to prior comment 15 from our letter dated May 25, 2007. We note your disclosure that management focuses on operating margins and, to a less extent, on gross margins in evaluating your results. However, your discussion of the results of operations provides information solely on gross margins for the periods presented. Please review your disclosure to address changes to operating margins as well and provide management’s views on how such changes impact your results.

Company Response:

The Company has revised its disclosure on pages 48, 49 and 54 of the Registration Statement to reflect the Staff’s comment.

8.

We also note from your response to prior comment 15 that you do not believe there to be any apparent trend in international sales that requires MD&A disclosure. However, we note that historically you have recognized approximately 45% of revenues from international sales. We also note from your revised disclosure on page 42 that

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

“substantially all of [y]our revenue is for contracts in U.S. dollars,” but that a “portion” of your support services is paid for in currencies other than U.S. dollars. Given that international sales appear to have kept pace with your total revenue growth, the basis for your conclusion that disclosure regarding the impact of international sales on your business is unclear. Are sales contracts denominated in U.S. dollars because most international sales are transacted through one of your domestic channel partners? Moreover, in an appropriate location, you should provide specific disclosure, if material, regarding any services that are outsourced to foreign countries.

Company Response:

Substantially all of the Company’s international sales to its international customers are denominated in U.S. dollars. International revenues for the fiscal years ended December 31, 2006, 2005 and 2004 have represented 44%, 46% and 45% of total revenue, respectively. The Company asks its international customers to transact in U.S. dollars for operational efficiency reasons. As these sales are consummated in U.S. dollars, there is no impact of currency fluctuations and the Company does not believe the relationship of international revenue to total revenue constitutes a material trend. The Company has revised its disclosure on page 43 and 60.

The Company has also revised its disclosure on pages 46, 47, 53, 54 and 60 to address the impact of foreign currency on operating expenses.

9.	We note your response to comment 16 in our letter dated May 25, 2007 where you indicate that the Company does not have sufficient data to quantify the changes in revenue between volume and price. You also indicate in your response to comment 15 that the Company does not have sufficient data to quantify the changes in sales between existing and new customers. If you do not monitor changes in revenues by a price/volume analysis or by changes in new versus existing customers, tell us how you do monitor such changes. In this regard, tell us what information is provided to your President and CEO (the Company’s chief operating decision maker as indicated in Note L) in order to evaluate the Company’s financial condition and operating performance. Further, we note your revised disclosures on page 44 where you indicate that “the majority of the revenue growth is the result of increased volumes.” In light of this disclosure, please revise to quantify the revenue growth attributable to increased volumes. See Item 303(a)(3)(iii), which specifically requires disclosure to provide a narrative discussion of the extent to which material increases in revenues are attributable to increases in prices or volume or the introduction of new products or services. Similarly, considering your disclosure that software maintenance revenues increased due to “both to renewal sales to our existing customers and sales of maintenance contracts to our new customers,” please explain why you are not able to support this statement with quantifiable amounts. Also, tell us how you considered including a discussion of the additional product offerings that contributed to your revenue growth.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

Company Response:

The Company has revised its disclosure on pages 46 and 52 of the Registration Statement to reflect the Staff’s comment on products and volume. Revenue is recorded through sales to the Company’s channel partners. The Company’s increases in revenues are largely attributable to increases through these channel partners. Orders to the top fifteen distributors, x86 system vendors and systems integrators have remained a relatively consistent percentage of total orders for the periods disclosed, as evidenced by the sales trend to Ingram Micro over the periods presented. Ingram Micro’s sales, in turn, are either directly to end users or to the approximately 4000 indirect resellers. More than 70% of the Company’s orders for each of the three years presented occurred through its fifteen largest direct channel partners. The Company respectfully submits that, as previously communicated to the Staff, the Company does not have sufficient systems to “look-through” the channel to determine the make up of its end-user customers. In accordance with certain of the Company’s channel partners’ contractual terms, particularly with x86 system vendors, end-user customer information is not required to be provided to the Company, and the Company does not receive such information.

The Company advises the Staff that its President and Chief Executive Officer, the chief operating decision maker (CODM), assesses the performance of the Company’s business based on a number of factors, many of which are unrelated to financial performance. The primary financial measurements are non-GAAP measurements, bookings, which includes all amounts billable to customers, without regard to whether those billings meet the elements of revenue recognition, and operating income adjusted for certain elements of GAAP revenue, and certain operating costs (the effects of FAS #86, amortization of intangibles, FAS 123R and certain costs allocated by the Company’s parent, EMC). The Company’s business is measured and resources are allocated as a single operating segment. On a monthly basis, the CODM receives operating results based on bookings and the Company’s non-GAAP operating performance, non-GAAP cash flows and details of cash operating expenses. On a weekly basis, the CODM receives a summary of bookings, but not revenue or costs, on information that is derived from the Company’s extract of information from its order management systems, which are not a component of the Company’s financial reporting systems.

The Company supplementally advises the Staff that its current internal systems record software maintenance sales on a per-contract basis. When a customer renews software maintenance, the Company’s systems update the specific contract or contracts to be renewed. In addition, when new customers purchase maintenance, the new contracts are added to the same reporting system. The Company’s current systems do not allow it to match maintenance contracts by customer name, and therefore do not allow the Company to accurately report maintenance revenues on a new or existing customer basis.

Results of Annual Operations, page 44

10.

We note your response to comment 18 in our letter dated May 25, 2007 where you indicate that the Company’s products are largely iterations of previous products with added feature sets and functionality. Regardless of the fact that the Company provides

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

updates to its products through your maintenance agreements, we would expect that the Company is able to monitor whether these products/services are being provided to new or existing customers. Please explain how your response supports the fact that the Company is unable to quantify the change in revenue between new and existing customers.

Company Response:

The referenced language in the Company’s prior response was not intended to address changes in revenue between new and existing customers, but rather was attempting to address other elements of the Staff’s comment 18 in the Staff’s letter dated May 25, 2007 regarding new and existing products. The Company wishes to clarify its earlier response and advises the Staff that with respect to providing quantifiable disclosure between new and existing products, the Company’s products are largely iterations of previous products with added feature sets and functionality. The Company requires maintenance on its products as upgrades and updates are provided periodically on a when and if available basis. The Company respectfully submits that it believes a discussion of revenue changes from this perspective would not be meaningful to an investor’s understanding of the Company’s results of operations. The Company has revised page 46 of the filing to clarify the discussion of license revenue.

Results of First Quarter Operations, page 49

11.	We note that your narrative discussion for factors contributing to material changes in your results of operations is substantially duplicative of the narrative discussion relation to annual results of operations. You should revise your disclosure to address any specific factors in the interim period that impacted changes between your first quarter results. For example, discuss the manner in which you add partners to your distribution channels and the specific impact these new partners have on revenues. Revise to address, if material, the specific types of professional services provided in first quarter 2007 that were not provided in the same period in 2006. Revise to discuss the location of the dedicated marketing employees that EMC hired on your behalf in 2006 and provide some contest to investors on how such marketing activities are fit into your overall marketing strategy.

Company Response:

The reasons for the growth the Company experienced in the first quarter of 2007 were substantially similar to the reasons for the growth the Company experienced in 2005 and 2006; accordingly, a large portion of the interim period narrative is similar to the annual narrative. However, the Company has revised its disclosure on pages 52, 53, 54, 72 and 73 of the Registration Statement to reflect the Staff’s comment.

The types of professional services that were sold in the first quarter of 2007 were materially the same as the professional services sold throughout 2006.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

Business, page 57

12.	Please refer to prior comment 21 from our letter dated May 25, 2007. We note from your response that the disclosure on page 58 regarding server consolidation ratios typically achieved by your customers is based upon research conducted and published by VMware. Please provide us with copies of these reports and revise your disclosure to note that these statements are your opinion or based upon your research. Please also provide us with documentation to support your statement that “industry analysts have independently characterized [you] as the leading virtualization solution provider in the marketplace.

Company Response:

The Company has revised its disclosure in the first full paragraph on page 65 of the Registration Statement to state that the information regarding server consolidation ratios is based on the Company’s research.

Additionally, the Company acknowledges the Staff’s comments and is providing the Staff the requested information in the Supplemental Binder with respect to server consolidation ratios and the Company’s statement that industry analysts have independently characterized it as the leading virtualization solution provider.

Sales and Marketing, page 68

13.	Please refer to prior comment 23 from our letter dated May 25, 2007. We note your revisions to the disclosure on page 68 in response to our prior comment. However, we continue to believe that you should revise your disclosure to provide investors with a more useful description of you’re the types of contractual relationships you maintain with these channel partners. Given your disclosure that you have relationships with over 4000 of these partners, it remains unclear how such relationships are managed. Do these partners act as retail outlets for your products? How does your sales force interact and complement these partners in the marketing of your products? Revise also to address the manner in which your software maintenance and professional services are marketed and sold to customers.

Company Response:

The Company has revised its disclosure on page 72 of the Registration Statement to reflect the Staff’s comment.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

Management, page 72

Stock Ownership of Directors & Executive Officers, page 75

14.	Please revise footnote (1) to your table to identify the number of stock options eligible to be tendered in the exchange offer.

Company Response:

The Company has revised its disclosure in footnotes (1), (2), (3), (4) and (5) of the table on page 80 of the Registration Statement to identify the number of stock options eligible to be tendered in the exchange offer.

Compensation Discussion and Analysis, page 76

Elements of our Executive Compensation Program, page 71

15.	Please refer to prior comment 29 from our letter dated May 25, 2007. We were unable to locate any revised disclosure pursuant to the first part of our prior comment. Specifically, we continue to note your disclosure regarding base salaries being determined by “evaluating the responsibilities of the executive’s position, the executive’s experience, and the competitive marketplace.” Revise to disclose the scope of the “competitive marketplace” that was considered in setting compensation. See Item 402(b)(2)(xiv). Although, we note your revised disclosure that the Compensation and Corporate Governance Committee may select different peer group companies from EMC and may or may not choose to benchmark compensation against such companies, your disclosure does not address the competitive marketplace evaluated in setting the base salaries of your named executive officers. See Instruction 2 to Item 402(b) and revise as appropriate to address actions taken subsequent to your fiscal year end.

Company Response:

The Company has revised its disclosure in the first full paragraph of page 83 and in the last full paragraph on page 83 of the Registration Statement to provide detailed information on the survey data used by the Company to determine the competitive marketplace with respect to compensation generally and base salary specifically. The Company supplementally advises the Staff that it has revised its disclosure on pages 83 and 86 of the Registration Statement to disclose compensation actions that were taken by the Company subsequent to December 31, 2006.

16.

Please refer to prior comment 30 from our letter dated May 25, 2007. We note the revisions to your disclosure in response to our prior comment. However, you must either disclose the performance targets referenced or provide us with disclosure responsive to Instruction 4 to Item 402(b), specifically stating how such disclosure would cause competitive harm. Also as noted in our prior comment, non-disclosure of performance

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

targets and individual performance goals must be accompanied by a discussion of more than general statements regarding the level of difficulty, or ease, associated with achieving performance goals either on a corporate or individual basis. In this regard, your current disclosure states only that performance goals would involve “some difficulty” at that 80% threshold, “increased difficulty” at target levels, and “significant difficulty” at the maximum levels and that individual performance goals were assigned and expected to be achieved in each performance period. You should revise to identify the specific individual performance goals or the types of individual goals. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. You should provide insight into the factors considered prior to the awarding of performance-based compensation (including cash compensation components), such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Company Response:

In response to staff comments, the Company has substantially revised its disclosure on pages 84 through 86 of the Registration Statement, as well as the Grants of Plan-Based Awards table, to provide further details and clarification regarding the performance targets, including the categories of performance targets and the operation of such targets, under the Revenue and Profit Sharing Components and the MBO (Management by Objectives) components of the Company’s variable cash incentive (i.e., bonus) program and regarding Mr. Eschenbach’s bookings compensation arrangements.

Specifically, the additional information provided in the disclosures includes the following:

a. information regarding the Company’s overall variable compensation philosophy and the breakdown between the various components of the overall bonus program (e.g., breakdown between the revenue and profit contribution components and the MBO components);

b. additional details regarding the methods of calculating: (i) the bonuses payable under the revenue and profit contribution components and the MBO component of the cash bonus program, including the threshold, target and maximum payouts, as applicable, and (ii) the commissions payable under the bookings arrangements for Mr. Eschenbach, including the likelihood of achievement of the relevant bookings targets;

c. disclosure of the actual performance targets under each of the revenue and profit contribution components for the 2006 fiscal year and the performance of the Named Executive Officers against those targets;

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

d. disclosure of the categories of performance targets established for the Named Executive Officers under the MBO component of the bonus program and historical achievement and likelihood of future achievement of those targets; and

e. a comparison of the structure of the 2007 bonus and commission arrangements against the comparable arrangements for the 2006 fiscal year.

The Company has strived to address each aspect of staff’s comments regarding the Company’s bonus and incentive programs and have disclosed virtually all of the requested information in a manner consistent with the instructions under Item 402 of Regulation S-K. There were only a few matters regarding the Company’s bonus and incentive arrangements that were not included in the revised disclosure either because the Company believes that they were not material to an investor’s understanding of the bonus program and/or because disclosure of such information would cause competitive harm to the Company within the meaning of Securities Act Rule 406 and Exchange Act Rule 24b-2, as further explained below. However, in such cases, disclosure was made of the categories of the applicable performance targets, the targeted levels of bonus and commission compensation, the method of calculating the payouts, the likelihood of achievement of such payouts and the actual payouts for 2006 (broken out by the constituent components).

The only items of information that were not disclosed were the following:

a. the specific performance goals for each of the executives under the MBO component; instead, each of the types or categories of goals established under the MBO plan was disclosed,1 including a discussion of the likelihood of achievement of those goals and the methods of calculating the amount of the payout under the applicable bonus plan formulas. In the Company’s view, the disclosure of each specific goal for each of the Named Executive Officers under this component of the bonus program would not be material and would not provide investors with a more fulsome understanding of the operation of the bonus plan or the range of payouts under the plan. Moreover, disclosure of certain goals would involve sensitive confidential information which, if disclosed, would likely have adverse consequences to the Company. Such disclosure would involve revealing confidential aspects of the Company’s current operating plan and competitive market strategy to grow its business and gain a significantly larger portion of the current market for its products and services, both in the United States and internationally. The Company competes with a number of other companies who have a longer history of operations, are much larger and have significantly more financial, sales and support resources than the Company. Currently, the Company believes that its competitors have not fully understood its growth strategy. If the Company’s competitors were privy to the

[1]

These goals included product development, expanding market opportunities, developing strategic relationships with other companies, the performance of the group or area over which the Named Executive Officer has authority, and specific financial objectives.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

current operating plan and competitive market strategy, the Company reasonably anticipates that its competitors would target the market for its products and services in a more concerted and aggressive manner, which would harm the Company’s current and future growth and profitability, as well as its ability to establish itself in the marketplace.

b. the Company has disclosed the specific performance goals under the revenue and profit contribution components of its bonus plan for 2006 and has explained the executives’ performance against those goals; in addition, Mr. Eschenbach’s 2006 commission plan target payouts, the method for calculating such commissions and the actual payouts were all disclosed, with the one exception that the bookings target itself was not disclosed. Again, in light of the level of additional disclosures which have now been provided, disclosure of the actual bookings targets would not provide investors with information material to a proper understanding of the Company’s bonus and incentive arrangements. Additionally, from the Company’s perspective, disclosure of Mr. Eschenbach’s bookings targets involves a competitively sensitive piece of information that would enable competitors to assess the Company’s future levels of sales and competitive strategy in the marketplace, its operational strengths and weaknesses, its anticipated profit margins, its strategy for future investment in its business, and consequently, would place the Company at a significant disadvantage in its efforts to grow its business in accordance with its current strategic model and operating plan. Moreover, disclosure of the current bookings targets could place the Company in a more difficult negotiating position with some of its key customers, as such customers could use this information to bargain for terms that are less favorable to the Company, thereby negatively impacting future profitability; and

c. finally, the Company did not disclose the specific performance targets and goals (including bookings targets) for 2007 on the basis that: (i) disclosure of the operation of the 2007 bonus and incentive plans has been provided, including a general comparison against the same plans for 2006, all of which provides investors a fulsome understanding of the operation of the Company’s bonus and incentive plans; (ii) disclosure of the actual numerical targets for 2007 would not affect a fair understanding of the named executive officers’ compensation for the last fiscal year and is not necessary to provide context to the 2006 compensation disclosure; and (iii) disclosure of the current targets would, for the reasons set forth above, expose the Company to a significant risk of suffering substantial harm to its competitive position, as its current operational plan and strategic market approach would be disclosed to its competitors and customers, thus placing the Company at a serious competitive disadvantage by disclosing the Company’s operating plan, its strategy for growing its business and its anticipated profit margins, investments in research and development, sales and support capabilities and other similar factors.

17.

Please refer to prior comment 32 from our letter dated May 25, 2007. We note your revised disclosure that the aggregate size of annual equity award pool pursuant to which equity awards will be granted is subject to the consent of EMC (the holder of your Class B common stock). However, your revised disclosure does not specifically address our

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

prior comment. Please revise to disclose if your Compensation committee will have discretion over how specific forms of compensation are structured and implemented, such as awarding bonus or equity incentive compensation absent the attainment of relevant performance goals or increasing or decreasing the size of any award. See Item 402(b)(2)(vi). For example, your disclosure should address the discretion afforded to the Compensation and Corporate Governance Committee to award incentive grants outside of the parameters discussed under each such plan.

Company Response:

The Company has revised its disclosure under “Compensation and Corporate Governance Committee” on page 79 of the Registration Statement to note that, other than determining the size of the annual equity pool, the committee has complete discretion to determine the amount, form, structure and implementation of compensation. The Company supplementally advises the Staff that it has revised its disclosure to specifically note that the committee has discretion to award cash compensation outside of the parameters of the Company’s bonus plans.

Financial Statements

Note A. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

18.	We note your response to comment 20 and your revised critical accounting policies disclosures on page 54 where you include a discussion of reserves for returns and stock rotation rights. Considering the Company dose not recognize revenue until the products are sold through to the end-user, please explain why you record a reserve for product return and stock rotation rights offered to your channel partners. Please provide a sample of the entries made to record such reserves and tell us the applicable accounting literature you relied upon in accounting for these estimates.

Company Response:

In accordance with certain channel partners’ contractual terms, the Company allows these channel partners to return products which were previously sold to their customers. Accordingly, the Company records a return reserve in accordance with SFAS 48, “Return Rights.” This reserve is calculated on a monthly basis at the time when the revenue is recognized, based on historical experience of actual product returns and other relevant factors. The total returns amount for 2006 was approximately $6.0M or 1% of revenue. The reserve balance was approximately $2.6M and $3.1M at December 31, 2006 and March 31, 2007, respectively.

Changes to the reserve are recorded as follows:

Dr.	Revenue
Cr.		Accrued Liabilities
To record the reserve.

Dr.	Accrued Liabilities
Cr.		Accounts Receivable
To record the return.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

19.	Please refer to comment 37 in our letter dated May 25, 2007. We note in your response that for transactions with end users (Direct Customers), you obtain purchase orders and that all customers are subject to your standard terms and conditions in your End User License Agreement (EULA). We also note in your response that for transactions with Direct Customers involving orders of products for less than $100,000, you do not enter into any “other” form of written contracts and that for transactions with Direct Customers involving orders of products for more than $100,000, you obtain a purchase order. Based on this response, it is unclear how the documentation provided for each transaction size is different. Clarify what forms of documentation is provided for each transaction size that is representative of evidence of the arrangement including whether any of these documents are required to be signed to satisfy this revenue recognition requirement.

Company Response:

For transactions with end users (“Direct Customers”), involving orders of less than $100,000, the Company obtains purchase orders which are signed by the Direct Customer unless the customer asserts that it has a business practice of not signing purchase orders. If the customer asserts that its practice is to not sign purchase orders, the Company obtains written verification from the Direct Customer that no signature is required, before revenue is recognized.

For transactions with Direct Customers involving orders greater than $100,000, the Company relies on similar evidence (i.e., a customer signed purchase order). However, certain customers may request that the Company execute a master agreement. For customers requesting a master agreement, the Company requires that the master agreement be signed by the Company and the customer and the customer submit a signed purchase order in order to constitute evidence of an arrangement for revenue recognition purposes.

20.	We also note in your response to comment 37 in our letter dated May 25, 2007 that for resellers and distributors (Indirect Customers), you enter into master agreements that require the Indirect Customers to issue purchase orders to obtain products. Clarify whether you require both the master agreement and the purchase orders to be signed by both parties in determining whether the evidence of the arrangement exists for revenue recognition purposes and if not, tell us how your policy complies with paragraphs 15 through 17 of SOP 97-2.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

Company Response:

For transactions with resellers and distributors (“Indirect Customers”), the Company enters into master agreements which must be signed by both parties. To obtain products from the Company, the Indirect Customer must also issue a signed purchase order unless the customer has a business practice of not signing purchase orders. In this later case the Company obtains written verification from the Indirect Customer that no signature is required, before revenue is recognized. This qualifies as evidence of an arrangement per paragraphs 15 through 17 of SOP 97-2.

21.	We note your response to comment 38 in our letter dated May 25, 2007 where you indicate that qualifying distributors are eligible for additional rebates based on strategic goals set quarterly by the Company and agreed to by the distributor. You further state that since the amount of these specific future rebates cannot be reasonably and reliably estimated at the end of the respective accounting periods, the Company accrues the maximum potential liability. Please explain what you mean by “strategic goals.” If these goals are based on revenues, then tell us why you are unable to reasonably and reliably estimate the rebates as your response indicates that actual revenue is known at the end of the quarter.

Company Response:

The “strategic goals” referred to in the Company’s response to the Staff’s prior comment 38, are based on non-financial objectives. A common strategic goal for a distributor is to certify a number of their personnel as VMware Certified Professionals during a given quarter. If this strategic goal is met, the distributor is eligible to earn rebates which are calculated on their purchases during the quarter that the strategic goal is met. Reporting on the goal by the distributor may not be required for up to 45 days after the end of a goal period. Accordingly, the Company does not know if a distributor met their strategic goals, and accordingly, at the end of the quarter the Company accrues the maximum potential liability, in accordance with EITF 01-9, paragraph 30.

22.	Please refer to comment 39 in our letter dated May 25, 2007. We have reviewed your response and note that you believe that contractually stated renewal rates constitute VSOE of fair value for PCS given that (1) actual prices paid upon renewal are consistent with renewal rates stated in the transaction and (2) the substantial majority of the Company’s maintenance contracts are within a narrow range. Tell whether you perform an evaluation of your contracts annually (or more frequently, if necessary) to determine if the maintenance charged is consistent with your policy and are representative of VSOE.

Company Response:

The Company supplementally informs the Staff that for all of the periods presented, the Company performed the evaluation of the contracts annually.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

23.	Please provide a breakdown of your deferred revenue at March 31, 2007 and December 31, 2006 amongst (a) maintenance fees, (b) professional services and (c) license fees and tell us in which annual periods such revenues will be recognized.

Company Response:

The Company has provided a breakdown of Deferred License Revenue and Deferred Services Revenue and the estimated amount of revenue recognition in future periods. Deferred Revenue from professional services, consisting of consulting and training services, was less than 3% of the Deferred Revenue balance at March 31, 2007 and December 31, 2006 and, therefore, the Company does not believe that this separate disclosure of these amounts is necessary and has combined the amounts with the Deferred Services Revenue line item.

As of March 31, 2007 and December 31, 2006, the Company advises the Staff that its estimate of the timing of recognition of Deferred License and Services Revenue is as follows:

March 31, 2007

	Total	FY 2007	FY 2008	FY 2009	FY 2010 and Later
Deferred License Revenue	$76,382	$71,655	$2,320	$1,457	$950
Deferred Service Revenue	263,872	166,740	58,311	29,496	9,325

Total Deferred Revenue	$340,254	$238,395	$60,631	$30,953	$10,275

December 31, 2006

	Total	FY 2007	FY 2008	FY 2009	FY 2010 and Later
Deferred License Revenue	$65,381	$63,749	$997	$204	$431
Deferred Service Revenue	241,134	178,854	37,928	19,406	4,946

Total Deferred Revenue	$306,515	$242,603	$38,925	$19,610	$5,377

The timing of the recognition of deferred revenue is subject to various factors, including the future delivery of software and may differ materially from the estimate above.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

Earnings Per Share, page F-13

24.	Please refer to comment 44 in our letter dated May 25, 2007. We have reviewed your response with respect to your application of the two-class method of computing earnings per share (EPS) and your revised disclosures and we have the following additional comments:

(a)	We believe the presentation of basic and diluted EPS for each class of common stock pursuant to paragraph 61(d) of SFAS 128 is required. However, since you state that EPS data is the same for each class of common stock, revise your registration statement to clearly state this on the face of the consolidated income statements.

(b)	Disclose your EPS computations for each class of common stock pursuant to paragraph 40 of SFAS 128.

(c)	Provide us with your basic and diluted EPS calculations for each class of common stock utilizing the methodology described in our prior comment.

Company Response:

With regard to the Staff’s comment (a), the Company has modified the income statement line item to indicate that net income per share is for both Class A and Class B. With regard to the Staff’s comment (b), the Company advises the Staff that it has reviewed the requirements of paragraph 40 of SFAS 128. The Company refers the Staff to the disclosure of earnings per share on page F-13 where it discloses that, “There is no difference between basic and diluted earnings per share because there were no outstanding options or other potentially dilutive securities outstanding prior to the offering.” Accordingly, the requirements of paragraph 40 (a), (b) and (c) of SFAS 128 are not applicable. With regard to the Staff’s comment (c), the following shows the calculation of basic and diluted earnings per share for each class of common stock utilizing the examples as provided in EITF 03-06 as follows:

Computation using the if-converted method for 2006 (in thousands, except per share amounts):

	Basic	Diluted
Net income	$85,890	$85,890
Weighted average shares outstanding:
Class A	32,500	32,500
Assumed conversion of Class B	300,000	300,000
Effects of dilutive securities	N/A	—

Total	332,500	332,500

Earnings per share	$0.26	$0.26

Computation using the two-class method (in thousands, except per share amounts):

Basic EPS

Undistributed earnings	= Net income	- dividends
$85,890	= $85,890	- 0

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

Allocation of undistributed earnings

To Class A:	To Class B:
(32,500)/[300,000+32,500] X $85,890=$8,395	(300,000)/[300,000+32,500] X $85,890=$77,494
$8,395/32,500 shares = $0.26 share	$77,494/300,000 shares = $0.26

	Series A	Series B
Distributed earnings	$—	$—
Undistributed earnings	0.26	0.26
Total	$0.26	$0.26

Accounting for Stock-Based Compensation, page F-13

25.	Please refer to comment 46 in our letter dated May 25, 2007. We have reviewed your response and note that you expect there to be incremental compensation cost related to the exchange offer where VMware employees would exchange options to acquire EMC common stock for options to acquire VMware common stock and restricted EMC stock awards would be exchanged for VMware restricted stock awards. As a result of the exchange offer being conducted in connection with your IPO, when your IPO price range is disclosed, please revise your registration statement to provide robust disclosures throughout your Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding the expected impact of this exchange offer on each line item that will be materially affected as well as the impact on earnings per share. While we note in your response to comment 47 in our letter dated May 25, 2007 that in order to determine the expected impact of the exchange offer, the Company would have to make certain assumptions to various factors, we believe that you should provide an estimated range of the expected impact the exchange offer would have on the financial statements. Additionally, the readers should be provided with the expected timing of recognizing these amounts. These disclosures should appear in the sections in which the applicable line items are discussed.

Company Response:

The Company has revised its disclosures to reflect the Staff’s comments. The Company has included an additional section in MD&A entitled “Equity-based Compensation” that addresses the exchange offer, additional equity grants and the estimated impact on earnings over the awards’ vesting periods. The Company has not provided the impact of the awards on earnings per share as management does not believe the per share impact can be sufficiently quantified for future years as the weighted average share count is subject to too many variables. Additionally, because the ultimate amount of expense is subject to a number of different variables (as the Company has disclosed in the newly

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

added Equity-based Compensation section), the Company believes it is not appropriate to quantify the future impact to each individual line item within MD&A. The Company has, however added disclosure within each line item that indicates that it expects increases in future equity-based compensation and references back to the Equity-based Compensation section. The Company advises the Staff that it has disclosed that should all the equity be exchanged, the incremental expense is only $7.7 million, which will be amortized over the awards’ remaining vesting periods. Given that our award program is broad-based across our workforce, we do not believe this would have a material impact on any particular line item.

26.	We note your response to comment 49 in our letter dated May 25, 2007 where you indicate that the Company followed the Resource Group’s guidance in recording a cumulative effect adjustment to recognize compensation costs previously recorded in the Company’s pro forma equity compensation disclosures that would have been capitalized in the balance sheet as of January 1, 2006. While we note your adjustment includes an increase to other assets to recognize such software development costs, at its July 21, 2005 meeting, the Resource Group concluded that upon adoption under the modified prospective method, the balance sheet should be adjusted with a corresponding adjustment to additional paid in capital for the impact of the pro forma assets. Please revise your presentation accordingly.

Company Response:

The Company has revised its presentation in the Registration Statement to reflect the Staff’s comment.

27.	We note your response to comment 51 where you indicate that for SFAS 123 pro forma purposes the Company determined that the fair value of the consideration issued in the VMware acquisition was not significantly different than the fair value of the options surrendered. Please provide the assumptions used (exercise price, stock price, expected life, expected volatility and risk-free interest rate) in determining the fair value of the VMware options immediately prior to the business combination and tell us the calculated fair value of such options. In addition, please tell us how you determined the fair value of the VMware stock used your calculations. Also, tell us how you considered paragraphs 35 and 36 of SFAS 123 in determining that the guidance was unclear on the accounting for these exchanges.

Company Response:

The guidance in paragraphs 35 and 36 of FAS 123 is clear that when awards are exchanged in a business combination, the exchange should be treated as a modification. Thus, to the extent the fair value of awards post-modification exceeds the fair value of awards pre-modification, that incremental amount represents compensation cost to be

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

recognized in the acquiring entity’s accounts. However, FAS 123 (including paragraphs 35 and 36) does not provide guidance on the determination of the amount of fair value of awards exchanged in a business combination that should be reflected in purchase price, and how much (if any) should represent future compensation expense. As various acceptable interpretations of existing guidance existed prior to adoption of FAS 123R, the Company adopted one of the alternatives and applied it consistently.

In applying the Company’s approach to the acquisition by EMC, the Company first evaluated whether there were any changes to the underlying terms of the existing awards. The contractual terms were not changed. Accordingly, the underlying assumptions (expected life, volatility, risk-free rate and dividends) remained unchanged immediately before and immediately after the consummation of the transaction. This resulted in the fair value of the options issued being equal to the fair value of the options exchanged.

The fair value of the exchanged stock options immediately before and immediately after the acquisition was determined using the following assumptions for both the acquirer and the acquiree:

Expected life (in years)	4.0
Expected volatility	60.0%
Risk-free interest rate	2.0%
Dividends	None

The exercise price of the options was based on the exercise price of the options granted by VMware multiplied by the exchange ratio specified in the acquisition agreement. EMC’s stock price at the date of acquisition was $14.07.

Note L. Segment Information, page F-32

28.	Please refer to comment 53 in our letter dated May 25, 2007. We have reviewed your response and your revisions on page F-33 and reissue our previous comment to disclose revenue earned by product (i.e., VMware Workstation, VMware ESX Server, VMware Virtual Center, etc.) or by class of products (i.e. Virtualization Platform Products, Virtual Infrastructure Automation Products and Virtual Infrastructure Management Products) for each year presented or tell us why such disclosure is not necessary. Refer to paragraph 37 of SFAS 131.

Company Response:

The Company has revised its disclosure on page F-33 of the Registration Statement to reflect the Staff’s comment and disclose license revenues by class of products.

*    *    *    *

Barbara C. Jacobs

United States Securities and Exchange Commission

July 9, 2007

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4815.

Very truly yours,

Margaret A. Brown

Enclosures

cc:	Rashmi Garde

Paul T. Dacier

David C. Lopez